

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2023

Dermot McDonogh
Chief Financial Officer
Bank of New York Mellon Corp
240 Greenwich Street
New York, New York 10286

> **Re: Bank of New York Mellon Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-35651**

Dear Dermot McDonogh:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 13.1
Explanation of GAAP and Non-GAAP financial measures, page 104

1.   We note that your non-GAAP reconciliations include presentation of a single adjustment to exclude the impact of notable items, which appears to be comprised of multiple individual components such as those described in footnote (a) to the table on page 105. In future filings, please revise your disclosure to disaggregate the notable items into separate adjustment lines and / or quantify each individual component within the reconciliation footnote for all periods presented.

General

2.   We note the reference on page 53 to "multiple cyber and digital initiatives within the Company." We also note Risk Factor disclosure indicating potential risk exposures from the initiative announced in 2021 to develop a digital custody and administration platform designed to simultaneously support both traditional and digital assets, including cryptocurrencies. You state on page 97 that you have started to provide custody services

for a limited number of cryptocurrencies for select U.S. institutional clients. We also note statement that the initiative is a "decades-long journey for blockchain and tokenization." Please revise Business or where appropriate in future filings to further clarify the nature and extent of the Digital Asset Custody platform and the status of the related initiative.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James Killerlane